Exhibit 99.3

[Continental Airlines Logo]

CONFIDENTIAL

April 7, 2008

Mr. James B. Ream
Chief Executive Officer and President
ExpressJet Holdings, Inc.
700 North Sam Houston Parkway, Suite 200
Houston, TX 77067

Mr. George R. Bravante, Jr.
Chairman
ExpressJet Holdings, Inc.
700 North Sam Houston Parkway, Suite 200
Houston, TX 77067

Dear Jim and George:

We understand that SkyWest, Inc. ("SkyWest") has delivered to you an offer to acquire ExpressJet Holdings, Inc. ("ExpressJet"). In connection with your consideration of such offer, we wanted to inform you of our understanding with SkyWest regarding a new capacity purchase agreement ("CPA") and our intentions regarding our existing contractual relationship.

First, we confirm that we have negotiated a new CPA with SkyWest, which would become effective if SkyWest is successful in acquiring ExpressJet (which, in turn, is subject to due diligence, among other things), and that we would consent to the change of control that would occur upon such an acquisition.

Second, absent our entering into a new CPA with savings of the magnitude we have negotiated with SkyWest, we currently expect to deliver to ExpressJet on June 28, 2008, a notice to withdraw 51 of the existing 205 Covered Aircraft from the current CPA, beginning in December 2009. Further, although we have the right to terminate the existing CPA at any time, we currently anticipate we will not extend the term of the current CPA (which we must do, if at all, by December 31, 2008), and thus the current CPA would simply expire in accordance with its terms beginning on December 31, 2010, with the expectation that all aircraft would be removed from the current CPA by the end of 2012.

We hope this information is helpful to you.

Sincerely,

Jeffrey J. Misner
Executive Vice-President and Chief Financial Officer
Continental Airlines, Inc.